SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

December 22, 2004

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street,
Washington, DC 2
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Consolidated Interim Financial Statements.

Thank you very much for your assistance.

dlw 12/29

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

Consolidated Interim Balance Sheet, as of September 30, 2004 (Unaudited)

Assets:

		Millions of yen		Thousands of U.S. dollars
Current assets:	¥	585,796	$	5,272,694
Cash and time deposits		47,721		429,532
Notes and accounts receivable		168,282		1,514,690
Marketable securities		11		97
Inventories		297,464		2,677,445
Other		72,890		656,082
Allowance for doubtful accounts		(572)		(5,152)
Fixed assets:		1,353,125		12,179,337
Property, plant and equipment, at cost:		1,013,196		9,119,677
Buildings and structures		253,311		2,280,022
Machinery and equipment		382,277		3,440,839
Land		340,525		3,065,033
Other		37,083		333,783
Intangibles:		7,523		67,709
Investments and other assets:		332,406		2,991,951
Investment securities		252,791		2,275,344
Other		80,465		724,258
Allowance for doubtful accounts		(850)		(7,651)
Deferred assets:		50		452
Total	¥	1,938,971	$	17,452,483

Consolidated Interim Balance Sheet, as of September 30, 2004 (Unaudited)

Liabilities and Shareholders' Equity:

		Millions of yen		Thousands of U.S. dollars
Current liabilities:	¥	865,866	$	7,793,571
Notes and accounts payable		247,120		2,224,296
Short-term borrowings		413,586		3,722,648
Current portion of long-term debt		96,600		869,487
Other		108,560		977,140
Long-term liabilities and reserves:		635,751		5,722,334
Bonds		98,600		887,489
Long-term borrowings		442,076		3,979,086
Liability for employees' retirement benefits		32,455		292,121
Reserve for rebuilding furnaces		4,250		38,257
Other		58,370		525,381
Total liabilities		1,501,617		13,515,905
Minority interests		24,219		217,995
Capital		262,072		2,358,887
Capital surplus		61,897		557,130
Retained earnings		49,903		449,171
Land revaluation surplus		16,277		146,505
Net unrealized gain on available-for-sale securities		26,465		238,210
Foreign currency translation adjustments		(3,317)		(29,856)
Treasury stock , at cost		(162)		(1,464)
Total shareholders' equity:		413,135		3,718,583
Total	¥	1,938,971	$	17,452,483

Consolidated Interim Statement of Income (Unaudited)

(For the six-month period ended September 30, 2004)

	Millions of yen	Thousands of U.S. dollars
Recurring profit and loss		
Operating income and expenses:		
Revenues:	¥ 573,911	$ 5,165,718
Sales	573,911	5,165,718
Cost and expenses:	(495,586)	(4,460,720)
Cost of sales	(432,320)	(3,891,266)
Selling, general and administrative expenses	(63,266)	(569,454)
Operating profit	78,325	704,998
Non-operating income and expenses:		
Non-operating income:	12,403	111,637
Interest and dividend income	2,566	23,097
Equity in earnings of unconsolidated subsidiaries and associated companies	6,987	62,889
Other	2,850	25,651
Non-operating expenses:	(19,101)	(171,926)
Interest expense	(9,379)	(84,419)
Other	(9,722)	(87,507)
Recurring profit	71,627	644,709
Non-recurring profit and loss		
Non-recurring profit	3,436	30,924
Gain on sales of investment securities	3,436	30,924
Non-recurring loss	(3,268)	(29,410)
Provision for employees' retirement benefit	(3,268)	(29,410)
Income before income taxes and minority interests	71,795	646,223
Income taxes:	(25,817)	(232,376)
Current	(5,102)	(45,925)
Deferred	(20,715)	(186,451)
Minority interests	(857)	(7,719)
Net income	¥ 45,121	$ 406,128

Consolidated Interim Statement of Cash Flows (Unaudited)

(For the six-month period ended September 30, 2004)

		Millions of yen		Thousands of U.S. dollars
Operating activities:				
Income before income taxes and minority interests	¥	71,795	$	646,223
Adjustments for:				
Depreciation and amortization		38,346		345,149
Interest and dividend income		(2,566)		(23,097)
Interest expense		9,379		84,419
Equity in earnings of unconsolidated subsidiaries and associated companies		(6,987)		(62,889)
Changes in assets and liabilities-				
Decrease in receivables		27,137		244,254
Increase in inventories		(31,833)		(286,529)
Increase in payables		22,288		200,612
Other, net		2,806		25,259
Net cash provided by operating activities		130,365		1,173,401
Investing activities:				
Interest and dividends received		3,838		34,552
Acquisition of property, plant and equipment and other assets		(31,758)		(285,852)
Other, net		12,798		115,193
Net cash used in investing activities		(15,122)		(136,107)
Financing activities:				
Interest paid		(9,644)		(86,807)
Decrease in short-term bank loans and long-term debt		(122,278)		(1,100,612)
Other, net		(9,857)		(88,719)
Net cash used in financing activities		(141,779)		(1,276,138)
Foreign currency translation adjustments on cash and cash equivalents		75		676
Net decrease in cash and cash equivalents		(26,461)		(238,168)
Cash and cash equivalents of newly consolidated subsidiaries		27		244
Cash and cash equivalents at beginning of period		74,026		666,297
Cash and cash equivalents at end of period	¥	47,592	$	428,373

The above represents a translation, for convenience only, of the original report issued in Japanese language. The United States dollar amounts included herein represent translations using the approximate exchange rate at September 30 , 2004 of ¥111.1= U.S.$1, solely for convenience.